Daniel E. Baron, Esq.
c/o Outside Counsel Solutions, Inc.
1430 Broadway Suite 1615
New York, NY 10018
(646) 328-0782

VIA EDGAR
October ___, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:          US SolarTech, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed October 26, 2009
File No. 333-157805

Ladies and Gentlemen,

Set forth below are the responses of US SolarTech, Inc., (the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated October 19, 2009, with respect to the Company’s Registration Statement on Form S-1, originally filed April 14, 2009, File No. 333-157805, as amended by Pre-Effective Amendment No. 1 filed on March 9, 2009, Pre-Effective Amendment No. 2 to the Registration Statement filed on August 10, 2009, Pre-Effective Amendment No. 3 to the Registration Statement filed on September 10, 2009, Pre-Effective Amendment No. 4 to the Registration Statement filed October 13, 2009 and Pre-Effective Amendment No. 5 to the Registration Statement being filed simultaneously with the transmission of this letter.  (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments.

For the Staff’s convenience, the paragraphs below restate the Staff’s comments and contain the Company’s responses.

The Offering, page 4

1.
Please update the disclosure in this section of the shares of common stock outstanding before and after the offering. We note the issuance of convertible notes and warrants to principal and selling stockholders on September 20, 2009 mentioned on page II-3.

The Company’s convertible subordinated notes (the “Notes”) become convertible according to their terms only after the Company’s common stock, par value $.0001 per share (“Common Stock”) has been trading for at least one full month on the OTC Bulletin Board or similar quotation system or exchange.  Similarly, the warrants the Company has issued in connection with the sale of the Notes (the “Warrants”) only become exercisable to purchase shares of Common Stock at the same juncture. The Company is currently involved in providing FINRA with the documentation necessary for approval to publicly trade and understands that the response period may take several weeks.  The Company does not believe that the process will be completed within thirty days of the effectiveness of the Registration Statement.

Rule 13d-3(d)(i) promulgated under the Securities Exchange Act of 1934 provides in pertinent part “a person shall be deemed the beneficial owner of a security… if that person has the right to acquire beneficial ownership of such security as defined in Rule 13d-3(a) within 60 days…”  For the reasons mentioned above, the Company believes that it is highly unlikely that the Company’s Common Stock will become quoted on the OTC Bulletin with the next thirty days.  Since there is a one-month period of public trading which must elapse before holders can convert the Notes or exercise the Warrants, such holders of those instruments do not have the “right to acquire” the underlying shares of Common Stock within sixty days.  The Company therefore believes that the Common Stock issuable upon conversion of the Notes and exercise of the Warrants is not currently beneficially owned by the holders of the Notes and the Warrants and that their inclusion in beneficial ownership tables or the calculation of outstanding shares is inappropriate.

We will require substantial funds and will need to raise additional capital, page 6

2.
Please update the disclosure in this risk factor given the disclosure in the second paragraph. For example, do you still plan to offer the incentive to holders of warrants as disclosed in the first paragraph of this section? Are you still currently seeking to raise privately up to $4 million in funds as disclosed in the fourth paragraph of this section and on page 68?

The Company no longer plans to offer any incentive to warrant holders and has eliminated any references to the same.  The Company has clarified that the $525,000 in proceeds received from the sale of the Notes are part of the $4 million and that the Company is seeking to privately raise the remainder as disclosed.

Principal Stockholders, page 49

3.
Please update the disclosure in this section to the extent practicable. We note that you issued a convertible note and warrant to a principal stockholder on September 30, 2009. Please see Rule 13d-3(d)(i) with regard to determining beneficial ownership if a person has the right to acquire beneficial ownership of a security within sixty days upon exercise of warrants or conversion of other securities.

Please see the response to Comment 1 with respect to beneficial ownership.  The Company has nonetheless included a footnote with respect to Mr. Alnamlah indicating that the table does not reflect shares issuable upon conversion of the Notes and exercise of the Warrants.

Selling Stockholders, page 53

4.
Please update the disclosure in the columns “Shares Held Before Offering” and “Shares Held After Offering” to the extent practicable. We note that you issued convertible notes and warrants to selling stockholders on September 30, 2009.

Please see the response to Comment 1 with respect to shares held before and after the offering.  The Company has nonetheless included a footnote with respect to Mr. Alnamlah, the Alperts and Daniel Phillips Legacy Trust (each a purchaser of Notes and Warrants) indicating that the table does not reflect shares issuable upon conversion of the Notes and exercise of the Warrants.

The Company appreciates the Staff’s prompt attention to the matter.  I can be reached at (646) 328-0782 or at daniel.baron@outsidecounsel.net should you wish to discuss any of the foregoing.

Sincerely,

Daniel E. Baron, Esq.